Mail Stop 4561

May 22, 2006

VIA USMAIL and FAX (858) 546-0695

Ms. Claire Long
Chief Financial Officer
Websidestory, Inc.
10182 Telesis Court, 6th Floor
San Diege, California 92121

      Re: Websidestory, Inc.
             Form 10-K for the year ended 12/31/2005
             Filed on 3/16/2006
             File No. 000-31613

Dear Ms. Claire Long:

We have reviewed your above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comment, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 3 – Composition of Certain Balance Sheet Captions

Investments, pages F-15 – F-16

1.   We note your disclosure to the effect that because the company missed certain
        filing deadlines and terminated a planned capital raising transaction, you have
        transferred all held-to maturity investments as of December 31, 2005 to available
        for sale.   Please address the following comments:
        •   Tell us how you considered paragraph 9 of SFAS 115 in determining that you
            had the positive intent and ability to hold those securities to maturity when
            you acquired these securities.
        •   Tell us how you considered paragraph 8 of SFAS 115 in determining that your
            transfer is not inconsistent with your original classification and hence, did not
            call into question the re-establishment of a held-to-maturity classification
            within two years.

                                            *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please file your responses on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosures in
        the filings;

    •   staff comments or changes to disclosures in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant